Biofrontera Aktiengesellschaft

Leverkusen

– ISIN: DE0006046113/WKN: 604611 –

Announcement pursuant to Section 246 (4) of the

German Stock Corporation Act (AktG)

An appeal for rescission and annulment was filed against the rejecting resolutions of the Annual General Meeting of 11 July 2018 regarding the proposed resolutions under agenda item 8 (Performance of a special audit on the circumstances of the cooperation with the (indirect) major shareholder Maruho Co. Ltd. and its affiliated companies), agenda item 9 (Decision on the assertion of compensation claims against the Management Board members Prof. Dr. Lübbert and Schaffer and against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG and appointment of a Special Representative to assert these claims pursuant to Section 147 (2) AktG), agenda item 10 (Performance of a special audit on the circumstances of the capital increase at the beginning of 2018 and the associated U.S. listing) and agenda item 11 (Decision on the assertion of compensation claims against the Management Board members Prof. Dr. Lübbert and Schaffer, against the Supervisory Board member Dr. John Borer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd pursuant to Section 147 (1) AktG and appointment of a Special Representative to assert these claims pursuant to Section 147 (2) AktG due to the circumstances of the capital increase in February 2018, accompanied by the U.S. listing and the U.S. share placement). With regard to the aforementioned agenda items 8 to 11, a positive declaratory action for resolution was also filed, according to which it shall be recognized that the Annual General Meeting has passed the resolutions in accordance with the proposed resolutions published for this purpose. Furthermore, under agenda item 4 (Elections to the Supervisory Board), a positive declaratory action for resolution was filed with the motion to declare that Mr. Mark Sippel was elected to the Supervisory Board as successor to Mr. Mark Reeth with effect from the end of the Annual General Meeting on 11 July 2018, with the condition that his term of office ends with the end of the Annual General Meeting that resolves the ratification of the fiscal year ending 31 December 2020. An appeal for rescission and annulment was filed against the resolution to reject the election of Mr. Sippel adopted at the Annual General Meeting. The appeal is pending before the Cologne District Court under file number 82 O 91/18.

Leverkusen, September 2018

Biofrontera AG

The Management Board